UF 12-4-02



02021644

CMM

SECUR [ ] MISSION

SEC FILE NUMBER
8 – 51118

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __OCTOBER 1, 2001__ AND ENDING __SEPTEMBER 30, 2002__

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

DAVID HARRIS & CO., INC.   FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

222 MAMARONECK AVENUE

WHITE PLAINS,	NEW YORK	10605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID HARRIS   **(914) 683 - 8400**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__LERNER & SIPKIN, CPAs, LLP__

132 Nassau Street, Suite 1023	New York	NY	10038

X   Certified Public Accountant

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)



OATH OR AFFIRMATION

I, *DAVID HARRIS*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
   DAVID HARRIS & CO., INC., as of *SEPTEMBER 30, 2002,*
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X _____
                                        Signature

_____
                                        Title

X _____
        LAUREN J DEMASE
   Notary Public State of New York
          No. 02DE5023011
   Qualified in Westchester County
   Term Expires January 24, 20___

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, *DAVID HARRIS*, swear that, to the best of my knowledge and belief, the

accompanying financial statements and supporting schedule(s) pertaining to the Firm of

DAVID HARRIS & CO., INC., for the year ended *SEPTEMBER 30, 2002* are true

and correct. I further swear that neither the Company nor any partner, proprietor,

principal officer or director has any proprietary interest in any account classified solely as

that of a customer, except as follows:


No Exceptions


_____
(Signature)

_____President_____
(Title)

_____
(Notary Public)

LAUREN J. DEMASE
Notary Public, State of New York
No. 02DE5023011
Qualified in Westchester County
Term Expires January 24, 20__

DAVID HARRIS & CO., INC.
STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2002

DAVID HARRIS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS

Cash in banks	$	20,123
Securities owned, at market value (Note 2b and 3)		25,364
Accrued interest receivable		216
Due from broker		154,414
Secured demand notes receivable from subordinated lenders		
(collateralized by securities with a market value of $481,593)		403,000
Other assets		9,625
Total assets	$	612,742

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	17,188
Related party payables (Note 5)		151,104
Total liabilities		168,292

Commitments and contingencies (Note 6)

Liabilities subordinated to claims of general creditors

Pursuant to subordinated loan agreement (Note 4)	403,000

Stockholders' Equity (Note 7)

Common stock; par value $ .01 per share, authorized	
issued and outstanding 1,000 shares	10
Paid-in capital	9,990
Retained earnings	31,450
Total stockholders' equity	41,450

Total liabilities and stockholders' equity	$	612,742

The accompanying notes are an integral part of this statement.

Note 1-   **Nature of Business**

David Harris & Co., Inc. (The "Company"), a wholly-owned subsidiary of CDH Holdings, Inc., is a Delaware Corporation formed for the purpose of conducting business as a broker-dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company also operates pursuant to the (k) (2) (i) exemptive provisions of Rule 15c3-3.

Note 2-   **Summary of Significant Accounting Policies**

a)   ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. The difference between trade and settlement date reporting is not material.

b)   ***Marketable Securities***
Marketable securities owned by the Company are reflected at market value with the resulting unrealized gains and losses included in income.

c)   ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents.

d)   ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

e)   ***Income Taxes***
The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes.

Note 2-   **Summary of Significant Accounting Policies (continued)**

e)   *Income Taxes (continued)*
Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 3-   **Securities Owned – at Market Value**

Securities owned at quoted market values, are summarized as follows:

Corporate Bonds	$20,001
Other	5,363
	$25,364

Note 4-   **Liabilities Subordinated to the Claims of General Creditors**

Subordinated liabilities, evidenced by secured demand note collateral agreements, approved by the National Association of Securities Dealers, Inc., mature as follows:

Maturity Date	Interest Rate	Face Value
March 31, 2004	5%	$403,000

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5-   **Related Party Transactions**

The Company's parent company, CDH, and Chester Harris & Co., Inc. (Chester) are owned by substantially the same related shareholders. The Company and Chester share office space, personnel and other administrative expenses. During the year, the Company was allocated $55,000 of such expenses.

In addition, during the year, the Company paid CDH $25,000 in consulting fees.

DAVID HARRIS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

Note 6-   **Lease Commitments**

The Company leases its premises under a lease expiring June 30, 2003. Future approximate minimum annual rental expense for the fiscal years ended September 30 are:

> 2003 $19,715   (9 months)

The lease contains rent escalation provisions based on increased real estate taxes and other operating expenses.

Note 7-   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold, but not yet purchased, should the value of such securities rise. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines.

The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

DAVID HARRIS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

Note 8-   **Net Capital Requirements**

The capital ratio of the Company, as independently computed by our auditors, was 38.87%, versus an allowable maximum of 1500%, under the rules of the Securities and Exchange Commission. The Company's net capital requirement under SEC Rule 15c3-1 was $250,000. The net capital as computed was $432,953 leaving capital in excess of requirements in the amount of $182,953.

A copy of the Company's Statement of Financial Condition as of September 30, 2002, pursuant to SEC Rule 17a-5, is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the National Association of Securities Dealers, Inc.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
David Harris & Co., Inc.
222 Mamaroneck Avenue
White Plains, NY 10605

Gentlemen:

We have audited the accompanying statement of financial condition of David Harris & Co., Inc. as of September 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of David Harris & Co., Inc. as of September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Lerner Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
November 5, 2002